UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco”) informs its shareholders, clients and the market in general that it has become a signatory of the Principles for Responsible Banking of the United Nations (UN).

In addition to being one of the first organizations to join it, Bradesco was the only Brazilian bank to be part of the group of 30 financial institutions that have been dedicated to the creation of the Principles since March 2018, in alliance with the United Nations Environment Programme Finance Initiative (UNEP FI).

The deployment of the initiative is the beginning of one of the most relevant partnerships between the global banking sector and the UN. By signing the Principles, Bradesco joins a global alliance of 130 banks, representing over USD 47 trillion assets, committed to aligning their business strategies to the key national and international sustainable development agendas.

 For more information, visit UNEP FI’s website, Banking Principles section.

Cidade de Deus, Osasco, SP, September 24, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 24, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.